Mail Stop 6010

July 6, 2006

Mr. Richard J. Depiano
Chairman and Chief Executive Officer
Escalon Medical Corp.
565 East Swedesford Road, Suite 200
Wayne, PA 19087

> **RE:** **Escalon Medical Corp.**
> **Form 10-K for the fiscal year ended June 30, 2005**
> **File No.   0-20127**

Dear Mr. Depiano:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant